UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2026

AIMFINITY INVESTMENT CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41361	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

221 W 9th St, PMB 235

Wilmington, Delaware 19801

(Address of principal executive offices)

(425) 365-2933

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one New Unit and one Class 1 redeemable warrant, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMUF	OTC Markets Group, Inc.
New Units, consisting of one Class A ordinary share and one-half of one Class 2 redeemable warrant, each fully exercisable for one Class A ordinary share at an exercise price of $11.50	AIMTF	OTC Markets Group, Inc.
Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMWF	OTC Markets Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Additional Definitive Proxy Solicitation Materials

On March 6, 2025, Aimfinity Investment Corp. I (“AIMUF”) filed a definitive proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act” and, as amended and supplemented, the “Definitive Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) for the solicitation of proxies in connection with an extraordinary general meeting (the “Business Combination Meeting”) of AIMUF’s shareholders to be held on March 27, 2025 in connection with the proposed business combination (the “Business Combination”) between AIMUF and Docter Inc., a Delaware corporation (“Docter”).

In connection with the Business Combination Meeting, AIMUF has determined to supplement the Definitive Proxy Statement as follows:

Additional Independent Director Nominees of the Combined Entity Following the Business Combination

In addition to the persons currently disclosed in the Definitive Proxy Statement that are anticipated to become the directors and executive officers of Aimfinity Investment Merger Sub I, a Cayman Islands exempted company limited by shares and the combined entity following the Business Combination (“PubCo”), the following persons will be added as independent nominees of PubCo following the Business Combination:

William Koschak has nearly 35 years of experience in corporate governance, capital markets, finance and strategic transactions. Since June 2023, Mr. Koschak has served as Chief Executive Officer of AdvancementCFO, a business advisory and fractional CFO firm, and since July 2024, he has also served as Chief Executive Officer of Everest Advisors LLC, a consulting firm providing equity offerings, financial operations, M&A and fractional leadership services. Everest Advisors LLC is the successor to AdvancementCFO, through which AdvancementCFO generally goes to market. Mr. Koschak has served on the board of 1st Financial Bank USA since September 2016, including as chair of its audit committee and as a member of its special committee of independent directors. He has also served as a board member of Ody-C.ai since August 2025. Mr. Koschak previously served on the boards of Second Harvest Orange County and Second Harvest Heartland from July 2023 to June 2026, and from October 2019 to September 2023, respectively. From January 2019 to May 2023, Mr. Koschak served as Chief Financial Officer of Calyxt, Inc. (formerly Nasdaq: CLXT), a synthetic biology company. From June 2017 to December 2018, he served as Chief Financial Officer, Brain Therapies, and General Manager, Brain Modulation, at Medtronic plc (NYSE: MDT). From December 2015 to June 2017, Mr. Koschak served as Executive Vice President and Chief Financial Officer of Young America Holdings, LLC. From May 2005 to December 2014, he held senior finance and financial reporting roles at General Mills, Inc. (NYSE: GIS). Earlier in his career, Mr. Koschak was a partner at KPMG LLP from 1991 to 2005. Mr. Koschak received a B.A. in Accounting, summa cum laude, from Augsburg University, and is an inactive CPA.

Jonathan Bond is an experienced entrepreneur in the advertising and marketing industry, with over 35 years of experience. Mr. Bond currently serves as Chief Executive Officer of BondWorld, a creator of immersive brand worlds for up-and-coming brands, which he founded in January 2025. Mr. Bond also co-founded The Heart Monitors, a data research and insights company focused on custom panels for brands and not-for-profit groups, in October 2023. Since May 2025, Mr. Bond has served as a director of ONAR Holding Corporation (OTCMKTS: ONAR), a technology-enabled marketing platform. Since March 2022, he has served as a member of the board of directors of Inuvo Inc (NYSE American: INUV), an artificial intelligence and advertising technology company. Mr. Bond also served as Chief Executive Officer and director of Signal Hill Acquisition Company (formerly Nasdaq: SGHL), a special purpose acquisition company, from January 2022 to February 2024. He previously served on the boards of SITO Mobile, Ltd. (OTCMKTS: STTO), Kubient, Inc. (formerly Nasdaq: KBNT) and Trajectory Alpha Acquisition Corp. (formerly NYSE: TCOA). Mr. Bond has founded or served as Chief Executive Officer or Chairman of numerous companies in the advertising and marketing industry, including The Shipyard LLC (from 2014 to 2018), Big Fuel Communications LLC (from 2011 to 2013) and Kirshenbaum Bond Senecal & Partners LLC (from 1987 to 2011). Big Fuel Communications LLC is now part of Publicis Groupe S.A. and became one of the world’s largest social media agencies serving blue-chip clients. Mr. Bond was also involved in the formation of several advertising, media and marketing businesses, including iballs LLC, The Media Kitchen and Varick Media Management LLC. Mr. Bond received a Bachelor of Arts in Psychology from Washington University in St. Louis.

Mr. Koschak and Mr. Bond will each also serve as a member of PubCo’s audit committee, compensation committee and nominating and corporate governance committee. In connection with the appointments described above, the board of directors of PubCo (the “Board”) has determined that each of Mr. Koschak and Mr. Bond qualifies as “independent” under Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3 under the Securities Exchange Act. The Board has further determined that Mr. Koschak qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K, based on his extensive experience in public company financial reporting, including his prior service as Chief Financial Officer of Calyxt, Inc. (Nasdaq: CLXT) and his tenure as a partner at KPMG LLP.

Accordingly, the persons that are anticipated to become the directors and executive officers of PubCo following the Business Combination are updated and set forth as follows:

Name	Age	Position
I-Fa Chang	53	Chairman, Chief Executive Officer and Director
Crystal Wu	44	Chief Financial Officer
Hsin-Ming Huang	47	Chief Technology Officer and Director
Kevin D. Vassily	57	Independent Director
Teng-Wei Chen	42	Independent Director
Jonathan Tien	66	Independent Director
William Frank Koschak	57	Independent Director
Jonathan Bond	68	Independent Director

As already disclosed in the Definitive Proxy Statement, following the closing of the Business Combination, PubCo expects its executive compensation program to reflect Docter’s compensation policies and philosophies, as they may be modified and updated from time to time. Following the closing of the Business Combination, PubCo expects that decisions with respect to the compensation of its executive officers, including the named executive officers, will be made by the compensation committee of PubCo’s board of directors. PubCo’s non-executive independent directors will be entitled to compensation commensurate with their respective duties and experience, including reimbursement of reasonable expenses incurred in relation to the performance of their duties and annual equity-based compensation in the form of PubCo Ordinary Shares. Each independent director will receive annual compensation of 20,000 PubCo Ordinary Shares during the term of his or her service.

Business Development Updates

First Product Shipment to Taiwan SECOM Subsidiary

Docter has completed its first product shipment to a wholly owned subsidiary of Taiwan SECOM Co., Ltd. (TWSE: 9917) (“Taiwan SECOM”), one of Taiwan’s leading security and technology service providers listed on the Taiwan Stock Exchange. The initial shipment has an approximate value of NT$1.66 million. Based on discussions with the customer, this order is expected to be part of a broader project with an estimated total value of approximately NT$75 million.

Customized mmWave Sensor Equipment Order from Leeway Biomedical

Docter has received a customized millimeter-wave (“mmWave”) sensor equipment order from Leeway Biomedical Co., Ltd. (“Leeway Biomedical”), a wholly owned subsidiary of the Taiwan Secom Group. Leeway Biomedical focuses on home security system integration services. The order consists of 300 units of Docter’s iCARE sleep sensing device (model BTbed_V2) valued at approximately NT$2,268,000 (pre-tax). At this stage, the project is positioned as small-batch procurement for market testing. Based on preliminary discussions with the customer, once the testing phase meets expectations, the project is expected to expand nationwide across Taiwan with estimated demand of approximately 10,000 units and projected total sales value of approximately USD 2.5 million. The primary application of the product targets government Social Affairs Bureau tenders for home safety monitoring and real-time sensing solutions for elderly individuals living alone, aligning with government policies on long-term care and smart healthcare.

Anticipated Hospital Projects

Over the next three months, several hospital projects involving Docter’s mmWave technology are expected to proceed, including: (a) Kaohsiung Veterans General Hospital and Taichung Tungs’ Taichung MetroHarbor Hospital, which are planning to deploy smart ward application equipment primarily involving mmWave technology; and (b) Kaohsiung Medical University Chung-Ho Memorial Hospital, which is planning to implement a home-based remote intelligent healthcare system enabling daily measurement data and signals to be transmitted from patients’ homes back to the hospital.

All hospital projects described above are subject to each hospital’s formal public tender process. Final procurement scope and order quantities will be determined upon completion of bid opening and price negotiation procedures. There can be no assurance that Docter will be selected as a vendor or that final order terms will be consistent with current expectations.

IMPORTANT NOTICES

As disclosed previously on the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2023, on October 13, 2023, AIMUF entered into that certain Merger Agreement, with Docter, Purchaser, and Merger Sub, pursuant to which AIMUF will complete a business combination with Docter that involves a reincorporation merger and an acquisition merger.

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Statements that are not historical facts, including statements about the proposed transactions described above, Docter’s business developments, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, anticipated product orders and project expansions, projected sales values, expected hospital procurement processes, the expected management and governance of the combined company, and the expected timing of the proposed transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of AIMUF and Docter to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Docter or AIMUF; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of AIMUF’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Docter to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks that customer orders may not result in the projected revenues or may not be expanded as anticipated; (ix) uncertainties associated with public tender processes at hospitals and changes in government policy or procurement priorities in Taiwan; (x) risks relating to the health monitoring device industry, including but not limited to governmental regulatory and enforcement changes, market competitions, competitive product and pricing activity; and (xi) risks relating to the combined company’s ability to enhance its products and services, execute its business strategy, expand its customer base and maintain stable relationship with its business partners. A further list and description of risks and uncertainties can be found in the prospectus filed with the SEC on April 26, 2022 relating to AIMUF’s initial public offering (File No. 333-263874), the annual report of AIMUF on Form 10-K for the fiscal year ended on December 31, 2024, filed with the SEC on April 15, 2025 (the “Annual Report”), and in the final prospectus/proxy statement filed with the SEC on March 6, 2025 relating to the proposed transactions (File No. 333-284658) (the “Final Prospectus”), and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and AIMUF, Docter and their subsidiaries or affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed transactions described herein, Purchaser filed the Final Prospectus with the SEC on March 6, 2025 and AIMUF held an extraordinary general meeting on March 27, 2025 where the Business Combination was approved by holders of a requisite number of ordinary shares of AIMUF. Shareholders will also be able to obtain a copy of the Final Prospectus without charge from AIMUF. The Final Prospectus may also be obtained without charge at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF AIMUF ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT AIMUF WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AIMUF, THE COMPANY AND THE PROPOSED TRANSACTIONS.

Participants in Solicitation

AIMUF, Docter, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of AIMUF’s shareholders in connection with the proposed transactions described herein. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AIMUF’s shareholders in connection with the proposed business combination is set forth in the Final Prospectus.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions described herein and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AIMUF or Docter, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIMFINITY INVESTMENT CORP. I

Date: June 25, 2026	By:	/s/ I-Fa Chang
	Name:	I-Fa Chang
	Title:	Chief Executive Officer